SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 24 August, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Holding(s) in Company announcement made on 24 August, 2006





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1)            Name of company

BT Group plc


2) Name of shareholder having a major interest

Deutsche Bank AG


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder and its subsidiary companies


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG


5) Number of shares/amount of stock acquired

Total holding of 263,033,082 shares


6) Percentage of issued class

3.16%


7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A


9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

N/A


11) Date company informed

24 August 2006


12) Total holding following this notification

Total holding of 263,033,082 shares


13) Total percentage holding of issued class following this notification

3.16%


14) Any additional information

A notifiable interest was not previously registered


15) Name of contact and telephone number for queries

Alan G Scott, 020 7356 5162


16) Name and signature of authorised company official responsible for making this notification

Alan G Scott, 020 7356 5162


Date of notification ..24 August 2006.....



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 24 August, 2006